UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE
                                                                        April
24, 2019




  D. Taylor
  President
  UNITE HERE
  275 Seventh Ave.
  New York, New York 10001

          Re:     Eldorado Resorts, Inc.
                  PREN14A preliminary proxy statement filing made on Schedule
14A
                  Filed April 23, 2019 by UNITE HERE
                  File No. 001-36629

  Dear Mr. Taylor:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  1. As was the case in the initial preliminary proxy statement, only "UNITE HERE" has been identified as a person filing the proxy statement. Please identify Dana Wise, Courtney
     Alexander and Jim Kane as additional persons responsible for filing the proxy statement given their admitted and undisputed status as participants within the meaning of
     Instruction 3 to Item 4 of Schedule 14A in this solicitation. Refer to Rule 14a-101.
     Alternatively, please provide us with a legal analysis in support of a decision not to identi fy those three individuals on the cover of Schedule 14A as persons filing the proxy statement.

  2. In the next edition of the revised Schedule 14A that will be filed as preliminary, please identify the submission as "Amendment No. 2" given that such an entry was expected by the
     U.S. Securities and Exchange Commission when it adopted Rule 14a-101. In addition, please use the EDGAR header tag PRRN14A when making the submission.
 D. Taylor
April 24, 2019
Page 2

Proxy Statement

3. Please advise us how the participants intend to fulfill their obligation to distribute the proxy statement given the requirements of Rule 14a-3(a), which requires the proxy statement to be furnished, and Rule 14a-4(f), which prohibits giving shareholders a form of proxy unless they have been previously given, or are simultaneously given, a definitive proxy statement.

Proxy Voting Procedures, page 5

4. Notwithstanding the revised disclosure regarding broker non-votes, please either rely upon
   Rule 14a-5(c) in order to satisfy the participants' obligation to comply with Item 21(b) of
   Schedule 14A. Alternatively, further revise this section so that it is consistent with the issuer's proxy statement which indicates that no expectation exists for any broker non-votes to be cast, and therefore broker non-votes will have no effect on any proposal.

Form of Proxy

5. Please revise to identify the preliminary form of proxy so that it reads "preliminary copy."
   See Rule 14a-6(e)(1).

                                         *       *       *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266, with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
and Acquisitions

cc: Sarah Grossman-Swenson, Esq.